Exhibit 99.1
For Immediate Release
Lyon, France, December 21, 2005   Flamel Technologies (NASDAQ:FLML) announced today that its collaborator, GlaxoSmithKline, has submitted a New Drug Application (NDA) for the controlled release formulation of a currently marketed major GSK drug using Flamel’s Micropump® technology. The filing by GSK will result in the payment of a $2 million milestone under a license agreement between the companies, which was entered into in March of 2003.
“The submission of this NDA is an important milestone for Flamel Technologies,” said Stephen H. Willard, Flamel’s chief executive officer. “I believe it is a significant validation of Flamel’s Micropump technology platform, as well as confirmation of Flamel’s ability to deliver practical success in providing drug delivery solutions from formulation to NDA filing.”
About Flamel Technologies
Flamel Technologies is a drug delivery company with two intellectual property platforms: Micropump, for the controlled release of drugs best absorbed in the small intestine; and Medusa, for the controlled release of proteins and peptides injected subcutaneously. Both of these platforms offer advantages with respect to efficacy and the reduction of side-effects, in addition to the obvious benefits associated with more convenient dosing regimens. For detailed company information, including copies of this and other press releases, see Flamel’s web site www.flamel.com.
This document contains a number of matters, particularly as related to the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.
The document reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements.
These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel’s reliance on outside parties and key strategic alliances.
For further information on the Company, please review Flamel’s Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2004.
Contact:

Stephen H. Willard, Chief Executive Officer
Tel: Fax:	(1) 202-862-8400 (1) 202-862-3933

Michel Finance, Chief Financial Officer
Tel: Fax:	(011) (33) 4-7278- 3434 (011) (33) 4-7278-3435
Finance@flamel.com

Charles Marlio, Director of Strategic Planning and Investor Relations
FRANCE: US Fax:	(011) 33-4-72-78-34-34 (1) (202) 862-8400 202-862-3933
Marlio@flamel.com